1934 ACT FILE NO. 001-15264

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________

FORM 6-K
___________________

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May 2014
___________________

Aluminum Corporation of China Limited
(Translation of Registrant's name into English)
___________________

No. 62 North Xizhimen Street
Haidian District, Beijing
People's Republic of China 100082
(Address of principal executive offices)
___________________

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X       Form 40-F

         Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(1): __________

         Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(7): __________

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                No      X

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aluminum Corporation of China Limited (Registrant)
Date May 12, 2014	By /s/ Xu Bo Name: Xu Bo Title: Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold all your shares in Aluminum Corporation of China Limited*, you should at once hand this circular to the purchaser or to the bank, stockbroker or other agent through whom the sale was effected for transmission to the purchaser.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this circular, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

Aluminum Corporation of China Limited*
(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2600)

ANNUAL GENERAL MEETING AND CLASS MEETINGS

A notice convening the AGM to be held at the Company's conference room, No. 62 North Xizhimen Street, Haidian District, Beijing, the PRC at 2:00 p.m. on Friday, 27 June 2014 is set out at page 13 to page 17 of this circular.

A notice convening the H Shareholders Class Meeting to be held at the Company's conference room, No. 62 North Xizhimen Street, Haidian District, Beijing, the PRC on Friday, 27 June 2014 immediately after the conclusion of the AGM and the A Shareholders Class Meeting or any adjournment thereof which will be held at the same place on the same date is set out at page 18 to page 19 of this circular.

Reply slips and forms of proxy for use at the AGM and the H Shareholders Class Meeting are enclosed and are also published on the website of the Hong Kong Stock Exchange (www.hkexnews.hk). Shareholders who intend to attend the respective meetings shall complete and return the reply slip in accordance with the instructions printed thereon before Friday, 6 June 2014. Shareholders who intend to appoint a proxy to attend the AGM and/or the H Shareholders Class Meeting are requested to complete the proxy forms in accordance with the instructions printed thereon. In the case of holders of H Shares, the proxy forms shall be lodged with the H Shares Registrar of the Company, Hong Kong Registrars Limited, Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong, and in the case of holders of A Shares, the proxy forms shall be lodged at the Company's Board Office at No. 62 North Xizhimen Street, Haidian District, Beijing, the PRC, Postal Code 100082 as soon as possible and in any event not less than 24 hours before the time appointed for holding of the relevant meetings or any adjournment thereof (as the case may be). Completion and return of the proxy forms will not prevent you from attending and voting in person at the meeting(s) or any adjournment if you so wish.

12 May 2014

* For identification purpose only

CONTENTS

Page

DEFINITIONS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

ii

LETTER FROM THE BOARD . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	1

NOTICE OF 2013 ANNUAL GENERAL MEETING . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	13

NOTICE OF 2014 FIRST CLASS MEETING OF THE HOLDERS OF H SHARES . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	18

- i -

DEFINITIONS

In this circular, the following expressions have the following meanings unless the context requires otherwise:

"A Share(s)"	the domestic share(s) issued by the Company and denominated in Renminbi and which are listed on the Shanghai Stock Exchange;

"A Shareholder(s)"	holder(s) of A Shares;

"A Shareholders Class Meeting"

the 2014 first class meeting of the A Shareholders to be held at the Company's conference room, No. 62 North Xizhimen Street, Haidian District, Beijing, the PRC on Friday, 27 June 2014 immediately following the conclusion of the AGM or any adjournment thereof to consider and approve the extension of the period of authorization in relation to the Proposed A Share Issue;

"ADS(s)"	the American Depository Share(s) issued by the Bank of New York as the depository bank and listed on the New York Stock Exchange, with each ADS representing 25 H Shares;

"AGM"	the annual general meeting of the Company to be held at the Company's conference room, No. 62 North Xizhimen Street, Haidian District, Beijing, the PRC at 2:00 p.m. on Friday, 27 June 2014;

"Articles of Association"	the Articles of Association of the Company;

"associate"	has the same meaning as defined in the Hong Kong Listing Rules;

"Board"	the board of Directors;

"Chalco Ningxia Energy"

Chalco Ningxia Energy Group Limited* (, formerly known as ""), a limited liability company incorporated in the PRC on 26 June 2003, which is owned as to 70.82% by the Company as at the Latest Practicable Date;

- ii -

DEFINITIONS

"Chalco Trading (HK)"	Chalco Trading Hong Kong Co., Limited (), a limited liability company incorporated in Hong Kong on 5 May 2011 and an indirect wholly-owned subsidiary of the Company;

"Chinalco"

Aluminum Corporation of China* (), a state-owned enterprise and the controlling shareholder of the Company holding directly and indirectly approximately 41.45% of the total issued share capital of the Company as at the Latest Practicable Date;

"Class Meetings"	A Shareholders Class Meeting and H Shareholders Class Meeting;

"Company"

Aluminum Corporation of China Limited* (), a joint stock limited company established in the PRC, the A Shares, H Shares and ADS(s) of which are listed on the Shanghai Stock Exchange, the Hong Kong Stock Exchange and the New York Stock Exchange, respectively;

"Director(s)"	the director(s) of the Company;

"H Share(s)"

the overseas-listed foreign invested share(s) in the Company's share capital, with a nominal value of RMB1.00 each, which are listed on the Hong Kong Stock Exchange and subscribed for in Hong Kong dollars;

"H Shareholder(s)"	holder(s) of H Shares;

"H Shareholders Class Meeting"

the 2014 first class meeting of the H Shareholders to be held at the Company's conference room, No. 62 North Xizhimen Street, Haidian District, Beijing, the PRC on Friday, 27 June 2014 immediately following the conclusion of the AGM and the A Shareholders Class Meeting or any adjournment thereof to consider and approve the extension of the period of authorization in relation to the Proposed A Share Issue;

- iii -

DEFINITIONS

"Hong Kong"	the Hong Kong Special Administrative Region of the PRC;

"Hong Kong Listing Rules"	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited;

"Hong Kong Stock Exchange"	The Stock Exchange of Hong Kong Limited;

"Jiaozuo Wanfang"	Jiaozuo Wanfang Aluminum Company Limited* (), a joint stock limited company, the shares of which are listed on the Shenzhen Stock Exchange;

"Latest Practicable Date"	7 May 2014, being the latest practicable date of ascertaining certain information contained in this circular prior to its publication;

"PRC"	The People's Republic of China which, for the purposes of this circular, excludes Hong Kong, the Macau Special Administrative Region of the PRC and the Taiwan region;

"Proposed A Share Issue"

the proposed non-public issuance of up to 1.45 billion A Shares to not more than 10 target subscribers by the Company as approved at the 2012 first extraordinary general meeting of the Company, the 2012 first class meeting of the A Shareholders and the 2012 first class meeting of the H Shareholders of the Company, all held on 4 May 2012, and the adjustment of which as approved at the 2012 second extraordinary general meeting of the Company, the 2012 second class meeting of the A Shareholders and the 2012 second class meeting of the H Shareholders of the Company, all held on 12 October 2012 the detailed terms of which are set out in the circulars dated 20 March 2012 and 27 August 2012;

"RMB"	Renminbi, the lawful currency of the PRC;

"Shanxi Huasheng Aluminum"	Shanxi Huasheng Aluminum Co., Ltd.* (), a limited liability company incorporated in the PRC on 7 March 2006, which is owned as to 51% by the Company as at the Latest Practicable Date;

- iv -

DEFINITIONS

"Share(s)"	A Shares and H Shares;

"Shareholder(s)"	A Shareholders and H Shareholders;

"Supervisor(s)"	the supervisor(s) of the Company;

"Supervisory Committee"	the supervisory committee of the Company;

"Xingshengyuan"

Huozhou Coal Group Xingshengyuan Coal Industrial Co., Ltd.* (), which is owned as to 43.03% by Shanxi Huasheng Aluminum and 56.97% by the third parties independent of the Company and its connected persons; and

"%"	per cent.

- v -

LETTER FROM THE BOARD

Aluminum Corporation of China Limited* (a joint stock limited company incorporated in the People's Republic of China with limited liability) (Stock Code: 2600)

Executive Directors:	Registered office:
Mr. Xiong Weiping	No. 62 North Xizhimen Street
Mr. Luo Jianchuan	Haidian District
Mr. Liu Xiangmin	Beijing
Mr. Jiang Yinggang	The People's Republic of China
Postal code: 100082
Non-executive Director:
Mr. Wang Jun	Principal place of business:
No. 62 North Xizhimen Street
Independent non-executive Directors:	Haidian District
Mr. Wu Jiangchang	Beijing
Mr. Ma Si-hang, Frederick	The People's Republic of China
Mr. Wu Zhenfang	Postal code: 100082

Principal place of business in Hong Kong:
6th Floor, Nexxus Building
41 Connaught Road
Central
Hong Kong

12 May 2014

To the Shareholders

Dear Sirs,

I	INTRODUCTION

The purpose of this circular is to provide you with the notices of the AGM, and the H Shareholders Class Meeting and to provide you with all the information reasonably necessary to enable you to make informed decisions on whether to vote for or against the proposed resolutions at the above meetings.

- 1 -

LETTER FROM THE BOARD

1	Proposed resolutions at the AGM:

(1)	the resolution in relation to the Directors' Report for the year ended 31 December 2013;

(2)	the resolution in relation to the Supervisory Committee's Report for the year ended 31 December 2013;

(3)	the resolution in relation to the independent auditor's report and the audited financial report of the Company for the year ended 31 December 2013;

(4)	the resolution in relation to the non-distribution of final dividend and non-transfer of reserves to increase share capital;

(5)	the resolution in relation to the re-appointment of auditors and the authorization to the audit committee of the Board to fix their remuneration;

(6)	the resolution in relation to the election of Mr. Sun Zhaoxue as a new non-executive director of the fifth session of the Board;

(7)	the resolution in relation to the remuneration standards for Directors and Supervisors of the Company for the year 2014;

(8)	the resolution in relation to the renewal of liability insurance for year 2014-2015 for the Company's Directors, Supervisors and other senior management members;

(9)	the resolution in relation to the extension of the term of provision of guarantees to Chalco Trading (HK) for foreign currency financing;

(10)	the resolution in relation to the provision of guarantees by Chalco Ningxia Energy and its subsidiaries to its subsidiaries for bank loans;

(11)	the resolution in relation to the issue of debt financing instruments;

(12)	the resolution in relation to the general mandate to issue additional H Shares;

(13)	the resolution in relation to the issue of overseas bond(s) by the Company or its subsidiary(ies) (the "Bond Issuer(s)");

- 2 -

LETTER FROM THE BOARD

(14)	the resolution in relation to the provision of guarantees to the Bond Issuer(s) for overseas bond(s);

(15)	the resolution in relation to the provision of guarantees by Shanxi Huasheng Aluminum to Xingshengyuan for bank loans;

(16)	the resolution in relation to the extension of the period of authorization relating to the Proposed A Share Issue;

(17)	the resolution in relation to the continuing related transactions between the Company and Jiaozuo Wanfang.

2	Proposed resolution at the A Shareholders Class Meeting:

(1)	the resolution in relation to the extension of the period of authorization relating to the Proposed A Share Issue.

3	Proposed resolution at the H Shareholders Class Meeting:

(1)	the resolution in relation to the extension of the period of authorization relating to the Proposed A Share Issue.

II	BUSINESS TO BE CONSIDERED AT THE AGM, THE A SHAREHOLDERS CLASS MEETING AND THE H SHAREHOLDERS CLASS MEETING

1	the Directors' Report for the year ended 31 December 2013

The Directors' Report for the year ended 31 December 2013 has been prepared by the Company in compliance with the requirements under the Hong Kong Listing Rules, the listing rules of Shanghai Stock Exchange and relevant rules and requirements for annual report disclosure. Details of the aforementioned report of the Board are available at the website of the Shanghai Stock Exchange (http://www.sse.com.cn) and the website of the Hong Kong Stock Exchange (http://www.hkex.com.hk).

- 3 -

LETTER FROM THE BOARD

2	the Supervisory Committee's Report for the year ended 31 December 2013

The Supervisory Committee's Report for the year ended 31 December 2013 has been prepared by the Company in compliance with the requirements under the Hong Kong Listing Rules, the listing rules of Shanghai Stock Exchange and relevant rules and requirements for annual report disclosure. Details of the aforementioned report of the Supervisory Committee are available at the website of the Shanghai Stock Exchange (http://www.sse.com.cn) and the website of The Hong Kong Stock Exchange (http://www.hkex.com.hk).

3	the independent auditor's report and the audited financial report of the Company for the year ended 31 December 2013

The financial report prepared in accordance with the International Financial Reporting Standards and the financial report prepared in accordance with the PRC Accounting Standards for Business Enterprises (2006) are available at the websites of the Hong Kong Stock Exchange (http://www.hkex.com.hk) and the Shanghai Stock Exchange (http://www.sse.com.cn).

4	the non-distribution of final dividend and non-transfer of reserves to increase share capital

Considering the financial position of the Company for the year ended 31 December 2013, the Board proposes no distribution of final dividend and no transfer of reserves to increase share capital for the year 2013.

5	the re-appointment of auditors and the authorization to the audit committee of the Board to fix their remuneration

The Board proposes (1) the re-appointment of Ernst & Young Hua Ming and Ernst & Young as the domestic and international auditors of the Company, respectively, for a term ending upon the conclusion of the 2014 annual general meeting of the Company; and (2) the grant of authorization to the audit committee of the Board to fix the auditors' remuneration for the year 2014.

- 4 -

LETTER FROM THE BOARD

6	the election of a new non-executive director of the fifth session of the Board

Reference is made to the announcement of the Company dated 18 March 2014 in relation to the appointment of a new non-execution director of the fifth session of the Board. At the meeting of the eighth meeting of the fifth session of the Board held on 18 March 2014, the Board resolved to nominate Mr. Sun Zhaoxue as the candidate for the non-executive director of the fifth session of the Board. The biographical details of Mr. Sun Zhaoxue are as follows:

Mr. Sun Zhaoxue, aged 51, is a director and the general manager of Chinalco. Mr. Sun graduated from China University of Geosciences in Beijing with a major in the economics of resource industry. He also holds a Ph.D. in engineering and is a professor level senior engineer. Mr. Sun possesses extensive experience in mining resource management, business management and economics management. He previously served as the head and deputy head of the Xiaoyi mine at Shanxi Aluminum Plant; the head and deputy head of Shanxi Aluminum Plant; the general manger of the Shanxi branch of Chalco; the chairman of the board of directors of Shanxi Huaze Aluminium and Power Co. Ltd.; the vice president of Aluminum Corporation of China Limited; the deputy general manager of Chinalco; and the general manager and Party secretary of China Gold Group Company.

Mr. Sun has confirmed that, saved as disclosed above, as at the Latest Practicable Date, (1) he does not hold any directorship in other public companies the securities of which are listed on any securities market in Hong Kong or overseas in the last three years; (2) he does not have any relationship with any director or senior management, nor does he hold any position in the Company or any of its subsidiaries; and (3) he does not have any interest in the shares of the Company or its associated companies within the meaning of Part XV of the Hong Kong Securities and Futures Ordinance.

Save as disclosed above, there is no other information in relation to the appointment of Mr. Sun that needs to be disclosed pursuant to any of the requirements set out in Rule 13.51(2)(h) to (v) of the Hong Kong Listing Rules, nor are there any other matters that need to be brought to the attention of the Shareholders.

Following the approval of the appointment of Mr. Sun Zhaoxue as a non-executive director of the fifth session of the Board by the Shareholders, the Company will enter into a service contract with Mr. Sun and his term of office will expire on the election of the sixth session of the Board. The Company will determine the remuneration of Mr. Sun based on the remuneration policies of the Company under the service contract.

- 5 -

LETTER FROM THE BOARD

7	the renewal of liability insurance for year 2014-2015 for the Company's Directors, Supervisors and other senior management members

The Board proposes the renewal of liability insurance for a period of one year from 18 May 2014 to 17 May 2015 for the Company's Director, Supervisors and other senior management members. The Board also proposes the Chairman or other person authorized by the Chairman be authorized to be responsible for matters relating to the renewal of liability insurance for year 2014-2015 and to sign all relevant documents.

8	the extension of the term of provision of guarantees to Chalco Trading (HK) for foreign currency financing

References are made to the circulars dated 27 August 2012 and 13 May 2013 and the announcement dated 12 October 2012 in relation to the provision of guarantees to Chalco Trading (HK) for foreign-currency financing. The Company has obtained the authorization of the Shareholders at the 2012 second extraordinary general meeting for the Company and at the 2012 annual general meeting for the Company to provide and to continue to provide, respectively, guarantees in an amount not to exceed RMB2 billion for the foreign currency financing to be arranged by Chalco Trading (HK), with a valid period from the date of obtaining the approval at the 2012 annual general meeting of the Company held on 27 June 2013 to the conclusion of the 2013 annual general meeting of the Company.

The Board proposes the extension of the term of the abovementioned authorization from the conclusion of the AGM to the conclusion of the 2014 annual general meeting of the Company. Subject to the amount of foreign currency financing guarantees not to exceed the above limit and is within the scope permissible by the relevant national policy, the Chairman or other person authorized by the Chairman be authorized by the Shareholders to be responsible for matters relating to the actual implementation of the provision of such foreign-currency financing guarantees and other relevant matters and to sign all relevant documents.

- 6 -

LETTER FROM THE BOARD

9	the issuance of debt financing instruments

The Board will propose a special resolution for consideration and approval at the AGM as follows:

During the period from the registration with the National Association of Financial Market Institutional Investors to the conclusion of the 2014 annual general meeting, the Company be authorized to issue debt financing instruments in the inter-bank bond market in one or several tranches and the aggregate outstanding balance of all debt financing instruments shall be not more than RMB75 billion (including the short-term bonds, medium-term notes and non-public debt financing instruments already in issue in an aggregate amount of RMB37 billion as at 31 December 2013).

For the above purposes, the Board proposes the Chairman of the Company or other person authorized by the Chairman be authorized to, pursuant to the needs of the Company, determine specific terms and conditions of the issue of debt financing instruments and other matters relating thereto (including but not limited to, the determination of the type, amount, interest rate, term, rating, use of proceeds of the debt financing instruments to be issued), deal with approval matters, engage intermediary institutions, submit relevant application documents to the regulatory authorities for approvals, and execute requisite legal documents in connection with the Company's issuance of the debt financing instruments and make relevant disclosure.

10	the general mandate to issue additional H Shares

To provide the Board with flexibility to issue new Shares, a special resolution will be proposed at the AGM to grant a general mandate to the Board to allot, issue and deal with additional H Shares up to the limit of 20% of the aggregate nominal value of H Shares in issue as at the date of passing of such resolution at the AGM.

Details of the general mandate to issue H Shares are set out in Resolution No. 15 in the notice of the AGM.

- 7 -

LETTER FROM THE BOARD

11	the provision of guarantees by Chalco Ningxia Energy and its subsidiaries to its subsidiaries for bank loans

The Board proposed the provision of guarantees by Chalco Ningxia Energy and its subsidiaries to its subsidiaries for bank loans taking into account the needs of business development of Chalco Ning Energy, the balance of which shall not exceed RMB1.5 billion by the end of 2014. Subject to the amount of bank loans guarantees not to exceed the above limit, and is within the scope permissible by the relevant national policy, the Board proposes the Chairman of the Company or other person authorized by the Chairman be authorized to, pursuant to the needs of the Company, be responsible for matters relating to the actual implementation of the provision of such guarantees to the subsidiaries for such bank loans and to sign all relevant documents.

The subsidiaries of Chalco Ningxia Energy are not connected persons of the Company under the Hong Kong Listing Rules. This resolution is submitted to be considered and approved at the AGM pursuant to the applicable PRC laws and regulation.

12	the issue of overseas bond(s) by the Bond Issuer(s) and the provision of guarantees to the Bond Issuer(s) by the Company

The Board agreed on the issue of overseas bond(s) by the Bond Issuer(s) in an aggregate amount not exceeding US$1 billion. The Board has agreed to provide guarantees for the overseas bond(s) at the 8th meeting of the 5th session of the Board. The Chairman or other person authorized by the Chairman will be authorized to be responsible for matters relating to the issue of overseas bond(s) by the Bond Issuer(s) (including but not limited to, the determination of the currency, type, amount, interest rate, term, rating, use of proceeds of the overseas bond(s) to be issued), deal with approval matters, engage intermediary institutions, submit relevant application documents to the regulatory authorities for approvals, and execute requisite legal documents in connection with the Company's issuance of the overseas bond(s) and make relevant disclosure.

Since the issue of overseas bond(s) is subject to Shareholder's approval under Chapter 13 of the Hong Kong Listing Rules in the AGM, the Board hereby proposes to submit to the AGM for its consideration and approval a special resolution in respect of the issue of overseas bond(s) by the Bond Issuer(s).

The Company will provide the Bond Issuer(s) guarantees for such overseas bond(s), which has been considered and approved at the past Board meeting. The Chairman of the Company or other person authorized by the Chairman will be authorized to, pursuant to the needs of the Company, be responsible for matters relating to the actual implementation of the issue of overseas bond(s) and other relevant matters and to sign all relevant documents.

- 8 -

LETTER FROM THE BOARD

13	the provision of guarantees by Shanxi Huasheng Aluminum to Xingshengyuan for bank loans

Xingshengyuan is owned as to 43.03% by Shanxi Huasheng Aluminum and 56.97% by the third parties independent of the Company and its connected persons. For the needs of business development, Xingshengyuan proposed to apply for a bank loan of RMB200 million for a term of three years. The shareholders of Xingshengyuan proposed to provide guarantees to Xingshengyuan in proportion to their respective shareholdings in Xingshengyuan, among which, Shanxi Huasheng Aluminum proposed to provide guarantees to Xingshengyuan for an amount of not more than RMB86.06 million for a term of three years. The Board proposes the above-mentioned provision of guarantees by Shanxi Huasheng Aluminum to Xingshengyuan. The Board also proposes the Chairman of the Company or other person authorized by the Chairman be authorized to, pursuant to the needs of the Company, be responsible for matters relating to the actual implementation of the provision of the guarantees to Xingshengyuan for bank loans and other relevant matters and to sign all relevant documents.

Pursuant to the Hong Kong Listing Rules, the provision of guarantees by Shanxi Huasheng Aluminum to Xingshengyuan constitutes financial assistance under Chapter 14 of the Hong Kong Listing Rules. As the highest applicable percentage ratio (as defined in the Hong Kong Listing Rules) in respect of the provision of guarantees is less than 5%, such provision of the guarantees is exempted from the announcement, reporting and shareholders' approval under Chapter 14 of the Hong Kong Listing Rules.

The Board hereby submits this resolution to be considered and approved by the Shareholders at the AGM according to the relevant rules and regulations in the PRC.

14	the extension of the period of authorization relating to the Proposed A Share Issue

References are made to the circulars of the Company dated 20 March 2012 and 24 August 2012 in relation to the authorization to the Board and the persons to be fully authorized by the Board to deal with specific matters relating to the Proposed A Share Issue. An extension of the period of the authorization has been granted by the Shareholders at the 2012 second extraordinary general meeting, the 2012 second class meeting of the A Shareholders and the 2012 second class meeting of the H Shareholders, with a valid period of 12 months from the date of the abovementioned meetings which were held on 12 October 2012.

The Board proposes that the period of authorization be extended for a further 12 months from the date of the AGM and the Class Meetings (i.e. 12 months from 27 June 2014).

- 9 -

LETTER FROM THE BOARD

15	the continuing related transactions between the Company and Jiaozuo Wanfang

Reference are made to the announcement of the Company dated 10 December 2013 in relation to the continuing related transactions between the Company and Jiaozuo Wanfang.

On 10 December 2013, the Company and Jiaozuo Wanfang entered into the Mutual Supply of Products and Raw Materials Agreement, pursuant to which, the Group purchases aluminium ingots, molten aluminum and electrolytic aluminum products from, and sells aluminum oxide products, pre-baked anodes, anode bases, petroleum coke and related products to Jiaozuo Wanfang. Mr. Jiang Yinggang, the chairman of Jiaozuo Wanfang, is an executive Director of the Company, therefore Jiaozuo Wanfang is a related corporate person of the Company pursuant to the Listing Rules of Shanghai Stock Exchange and the aforementioned transaction constitutes a continuing related transactions in the ordinary and usual course of business under the Listing Rules of Shanghai Stock Exchange. The related transactions have obtained prior approval of independent Directors and was considered and approved by the Board during which all of the Directors had taken a vote except for Mr. Jiang Yinggang as a connected Director who abstained from voting. Independent Directors of the Company have expressed independent opinion on such related transactions.

Pursuant to the Listing Rules of the Shanghai Stock Exchange, the Board proposed to present a resolution in relation to 2014-2015 continuing related transactions and the annual caps to the AGM of the Company for consideration.

III	THE AGM, THE A SHAREHOLDERS CLASS MEETING AND THE H SHAREHOLDERS CLASS MEETING

A notice convening the AGM to be held at the Company's conference room, No. 62 North Xizhimen Street, Haidian District, Beijing, the PRC at 2:00 p.m. on Friday, 27 June 2014 is set out at page 13 to page 17 of this circular.

A notice convening the H Shareholders Class Meeting to be held at the Company's conference room, No. 62 North Xizhimen Street, Haidian District, Beijing, the PRC on Friday, 27 June 2014 immediately after the conclusion of the AGM and the A Shareholders Class Meeting or any adjournment thereof which will be held at the same place on the same date is set out at page 18 to page 19 of this circular.

- 10 -

LETTER FROM THE BOARD

Reply slips and forms of proxy for use at the AGM and the H Shareholders Class Meeting are enclosed and are also published on the website of the Hong Kong Stock Exchange (www.hkexnews.hk). Shareholders who intend to attend the respective meetings shall complete and return the reply slip in accordance with the instructions printed thereon before Friday, 6 June 2014. Shareholders who intend to appoint a proxy to attend the AGM and/or the H Shareholders Class Meeting are requested to complete the proxy forms in accordance with the instructions printed thereon. In the case of holders of H Shares, the proxy forms shall be lodged with the H Shares Registrar of the Company, Hong Kong Registrars Limited, Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong, and in the case of holders of A Shares, the proxy forms shall be lodged at the Company's Board Office at No. 62 North Xizhimen Street, Haidian District, Beijing, the PRC, Postal Code 100082 as soon as possible and in any event not less than 24 hours before the time appointed for holding of the relevant meetings or any adjournment thereof (as the case may be). Completion and return of the proxy forms will not prevent you from attending and voting in person at the meeting(s) or any adjournment if you so wish.

To the best of the Directors' knowledge, information and belief, having made all reasonable enquiries, no Shareholder is required to abstain from voting on the resolutions to be proposed at the AGM and the Class Meetings.

Pursuant to Rule 13.39(4) of the Hong Kong Listing Rules, all votes at the AGM and the Class Meetings will be taken by poll. The Company will announce the results of the poll in accordance with the Hong Kong Listing Rules following the AGM and the Class Meetings.

IV	CLOSURE OF H SHARE REGISTER OF MEMBERS

Pursuant to the provisions of the Articles of Association, the H Share Register of Members will be closed from Wednesday, 28 May 2014 to Friday, 27 June 2014 (both days inclusive). Shareholders whose names appear on the H Share Register of Members at 4:30 p.m. on Tuesday, 27 May 2014 are entitled to attend and vote at the AGM and the H Shareholders Class Meeting after completing the registration procedures for attending the respective meetings. In order for the H Shareholders to be qualified to attend and vote at the AGM and the H Shareholders Class Meeting, all transfer documents accompanied by the relevant H Share certificates must be lodged with the Company's H Share Registrar, Hong Kong Registrars Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, no later than 4:30 p.m. on Tuesday, 27 May 2014 for registration.

- 11 -

LETTER FROM THE BOARD

V	RECOMMENDATIONS

The Directors (including independent non-executive Directors) consider that the resolutions as set out in the notices of the AGM, the A Shareholders Class Meeting and the H Shareholders Class Meeting are in the interests of the Company and its Shareholders as a whole. Accordingly, the Board recommends the Shareholders to vote in favour of the above proposed resolutions.

By order of the Board
Aluminum Corporation of China Limited*
Xu Bo
Company Secretary

* For identification purpose only

- 12 -

NOTICE OF 2013 ANNUAL GENERAL MEETING

Aluminum Corporation of China Limited* (a joint stock limited company incorporated in the People's Republic of China with limited liability) (Stock Code: 2600)

NOTICE OF 2013 ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the 2013 Annual General Meeting (the "AGM") of Aluminum Corporation of China Limited* (the "Company") will be held at the Company's conference room, No. 62 North Xizhimen Street, Haidian District, Beijing, the People's Republic of China at 2:00 p.m. on Friday, 27 June 2014 for the purposes of considering, and if thought fit, approving the following resolutions (unless otherwise specified, words used in this notice has the same meaning as defined in the circular of the Company dated 12 May 2014 (the "Circular")):

ORDINARY RESOLUTIONS

1	To consider and approve the resolution in relation to the Directors' Report for the year ended 31 December 2013;

2	To consider and approve the resolution in relation to the Supervisory Committee's Report for the year ended 31 December 2013;

3	To consider and approve the resolution in relation to the independent auditor's report and the audited financial report of the Company for the year ended 31 December 2013;

4	To consider and approve the resolution in relation to the non-distribution of final dividend and non-transfer of reserves to increase share capital;

5	To consider and approve the resolution in relation to the re-appointment of auditors and the authorization to the audit committee of the Board to fix their remuneration;

6	To consider and approve the resolution in relation to the election of Mr. Sun Zhaoxue as a new non-executive director of the fifth session of the Board:

- 13 -

NOTICE OF 2013 ANNUAL GENERAL MEETING

7	To consider and approve the resolution in relation to the remuneration standards for Directors and Supervisors of the Company for the year 2014;

8	To consider and approve the resolution in relation to the renewal of liability insurance for year 2014-2015 for the Company's Directors, Supervisors and other senior management members;

9	To consider and approve the resolution in relation to the extension of the term of provision of guarantees to Chalco Trading (HK) for foreign currency financing;

10	To consider and approve the resolution in relation to the provision of guarantees by Chalco Ningxia Energy and its subsidiaries to its subsidiaries for bank loans;

11	To consider and approve the resolution in relation to the provision of guarantees to the Company's subsidiary(ies) for overseas bond(s);

12	To consider and approve the resolution in relation to the provision of guarantees by Shanxi Huasheng Aluminum to Xingyuanyuan for bank loans;

13	To consider and approve the resolution in relation to the continuing related transactions between the Company and Jiaozuo Wanfang;

SPECIAL RESOLUTIONS

14	To consider and approve the resolution in relation to the issuance of debt financing instruments;

15	To consider and approve the resolution in relation to the general mandate to issue additional H Shares:

(a)

the Board be and is hereby granted an unconditional general mandate to issue, allot and deal with additional H Shares in the share capital of the Company and to make or grant offers, agreements and call options in respect thereof, subject to the following terms:

(i)

such mandate shall not extend beyond the Relevant Period save that the Board may during the Relevant Period make or grant offers, agreements or call options which might require the implementation or exercise after the end of the Relevant Period;

- 14 -

NOTICE OF 2013 ANNUAL GENERAL MEETING

(ii)

the total nominal value of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to a call option or otherwise) by the Board shall not exceed 20% of the total nominal value of H Shares in issue, as at the date of this resolution; and

(iii)

the Board will only exercise the above power under such mandate in accordance with the Company Law of the PRC and the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (as amended from time to time) and only if all necessary approvals from the China Securities Regulatory Commission and/or other relevant PRC government authorities are obtained;

(b)	for the purpose of this resolution:

"H Shares" means the overseas-listed foreign invested shares in the share capital of the Company with a par value of RMB1.00 each, which are held and traded in Hong Kong dollars;

"Relevant Period" means the period from the passing of this resolution until the earliest of:

(i)	the conclusion of the next annual general meeting of the Company following the passing of this resolution;

(ii)	the expiration of a 12-month period following the passing of this resolution; or

(iii)	the date on which the authority set out in this resolution is revoked or varied by a special resolution at a general meeting;

(c)	contingent on the Directors resolving to issue shares pursuant to paragraph (a) of this resolution, the Board be and is hereby authorized to:

(i)

approve, execute and do or procure to be executed and done, all such documents, deeds and things as it may consider relevant in connection with the issue of such new shares including, but not limited to, determining the time and place of issue, making all necessary applications to the relevant authorities and entering into an underwriting agreement (or any other agreement);

(ii)	determine the use of proceeds and to make all necessary filings and registrations with the relevant PRC, Hong Kong and other authorities; and

- 15 -

NOTICE OF 2013 ANNUAL GENERAL MEETING

(iii)

increase the registered capital of the Company pursuant to the issue of shares under paragraph (a) of this resolution and make such amendments to the Articles of Association, as it thinks fit, so as to reflect the increase in registered capital of the Company.

16	To consider and approve the resolution in relation to the issue of overseas bond(s) by the Company or its subsidiary(ies);

17

To consider and approve the resolution in relation to the extension of the period of authorization to the Board and the persons to be fully authorized by the Board to deal with specific matters relating to the Proposed A Share Issue for 12 months from the date of resolutions passed at the AGM and the Class Meetings (i.e. 12 months from 27 June 2014).

By order of the Board
Aluminum Corporation of China Limited*
Xu Bo
Company Secretary

Beijing, the PRC
12 May 2014

Notes:

(a)

Pursuant to the provisions of the Articles of Association, the H Share Register of Members will be closed from Wednesday, 28 May 2014 to Friday, 27 June 2014 (both days inclusive). Shareholders whose names appear on the H Share Register of Members at 4:30 p.m. on Tuesday, 27 May 2014 are entitled to attend and vote at the AGM after completing the registration procedures for attending the meeting. In order for the H Shareholders to be qualified to attend and vote at the AGM, all transfer documents accompanied by the relevant H Share certificates must be lodged with the Company's H Share Registrar, Hong Kong Registrars Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, no later than 4:30 p.m. on Tuesday, 27 May 2014 for registration.

(b)

Holders of A Shares or H Shares, who intend to attend the AGM, must complete the reply slip for attending the AGM and return them to the Company's Board Office no later than 20 days before the date of the AGM, i.e. no later than Friday, 6 June 2014.

Details of the Company's Board Office are as follows:
No. 62 North Xizhimen Street, Haidian District, Beijing,
The People's Republic of China Postal Code: 100082
Tel: (8610) 8229 8150/8162
Fax: (8610) 8229 8158

- 16 -

NOTICE OF 2013 ANNUAL GENERAL MEETING

(c)

Each holder of H Shares who has the right to attend and vote at the AGM is entitled to appoint in writing one or more proxies, whether a shareholder or not, to attend and vote on his behalf at the AGM. The instrument appointing a proxy must be in writing under the hand of the appointer or his attorney duly authorised in writing, if that instrument is signed by an attorney of the appointer, the power of attorney authorizing that attorney to sign, or other documents of authorization, must be notarially certified.

(d)

To be valid, the form of proxy, and if the form of proxy is signed by a person under a power of attorney or other authority on behalf of the appointer, a notarially certified copy of that power of attorney or other authority, must be delivered to the Company's H Share Registrar, Hong Kong Registrars Limited, the address of which is set out in Note (a) above, not less than 24 hours before the time for holding the AGM or any adjournment thereof in order for such document to be valid.

(e)

Each holder of A Shares which is entitled to attend the AGM and is entitled to vote is entitled to appoint in writing one or more proxies, whether a shareholder or not, to attend and vote on its behalf at the AGM, and Notes (c) to (d) also apply to A Shareholders, except that the proxy form or other documents of authority must be delivered to the Company's Board Office, the address of which is set out in Note (b) above, not less than 24 hours before the time for holding the AGM or any adjournment thereof, in order for such documents to be valid.

(f)

If a proxy attends the AGM on behalf of a shareholder, he should produce his ID card and the instrument signed by the proxy or his legal representative, and specifying the date of its issuance. If a legal person shareholder appoints its corporate representative to attend the AGM, such representative should produce his/her ID card and the notarised copy of the resolution passed by the board of directors or other authorities or other notarised copy of the authorisation issued by such legal person shareholder.

(g)	Shareholders attending the AGM are responsible for their own transportation and accommodation expenses.

(h)	All votings at the AGM will be conducted by a poll.

* For identification purpose only

- 17 -

NOTICE OF 2014 FIRST CLASS MEETING OF THE HOLDERS OF H SHARES

Aluminum Corporation of China Limited* (a joint stock limited company incorporated in the People's Republic of China with limited liability) (Stock Code: 2600)

NOTICE OF 2014 FIRST CLASS MEETING OF THE HOLDERS OF H SHARES

NOTICE IS HEREBY GIVEN that the 2014 First Class Meeting of the Holders of H Shares (the "H Shareholders Class Meeting") of Aluminum Corporation of China Limited* (the "Company") will be held at the Company's conference room, No. 62 North Xizhimen Street, Haidian District, Beijing, the People's Republic of China on Friday, 27 June 2014 immediately after the conclusion or adjournment of the 2014 first class meeting of the A Shareholders which will be held at the same place on the same date for the purpose of considering, and if thought fit, approving the following resolution as special resolution of the Company (unless otherwise specified, words used in this notice has the same meaning as defined in the circular of the Company dated 12 May 2014 (the "Circular")):

SPECIAL RESOLUTION

1

To consider and approve the resolution in relation to the extension of the period of authorization to the Board and the persons to be fully authorized by the Board to deal with specific matters relating to the Proposed A Share Issue for 12 months from the date of resolutions passed at the AGM and the Class Meetings (i.e. 12 months from 27 June 2014).

By order of the Board
Aluminum Corporation of China Limited*
Xu Bo
Company Secretary

Beijing, the PRC
12 May 2014

- 18 -

NOTICE OF 2014 FIRST CLASS MEETING OF THE HOLDERS OF H SHARES

Notes:

(a)

Pursuant to the provisions of the Articles of Association, the H Share Register of Members will be closed from Wednesday, 28 May 2014 to Friday, 27 June 2014 (both days inclusive). Shareholders whose names appear on the H Share Register of Members at 4:30 p.m. on Tuesday, 27 May 2014 are entitled to attend and vote at the H Shareholders Class Meeting after completing the registration procedures for attending the meeting. In order for the H Shareholders to be qualified to attend and vote at the H Shareholders Class Meeting, all transfer documents accompanied by the relevant H Share certificates must be lodged with the Company's H Share Registrar, Hong Kong Registrars Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, no later than 4:30 p.m. on Tuesday, 27 May 2014 for registration.

(b)

Holders of H Shares, who intend to attend the H Shareholders Class Meeting, must complete the reply slip for attending the H Shareholders Class Meeting and return them to the Company's Board Office no later than 20 days before the date of the H Shareholders Class Meeting, i.e. no later than Friday, 6 June 2014.

Details of the Company's Board Office are as follows:
No. 62 North Xizhimen Street, Haidian District, Beijing,
The People's Republic of China Postal Code: 100082
Tel: (8610) 8229 8150/8162
Fax: (8610) 8229 8158

(c)

Each holder of H Shares who has the right to attend and vote at the H Shareholders Class Meeting is entitled to appoint in writing one or more proxies, whether a shareholder or not, to attend and vote on his behalf at the H Shareholders Class Meeting.

(d)

The instrument appointing a proxy must be in writing under the hand of the appointer or his attorney duly authorised in writing, if that instrument is signed by an attorney of the appointer, the power of attorney authorizing that attorney to sign, or other documents of authorization, must be notarially certified.

(e)

To be valid, the form of proxy, and if the form of proxy is signed by a person under a power of attorney or other authority on behalf of the appointer, a notarially certified copy of that power of attorney or other authority, must be delivered to the Company's H Share Registrar, Hong Kong Registrars Limited, the address of which is set out in Note (a) above, not less than 24 hours before the time for holding the H Shareholders Class Meeting or any adjournment thereof in order for such document to be valid.

(f)

If a proxy attends the H Shareholders Class Meeting on behalf of a shareholder, he should produce his ID card and the instrument signed by the proxy or his legal representative, and specifying the date of its issuance. If a legal person shareholder appoints its corporate representative to attend the H Shareholders Class Meeting, such representative should produce his/her ID card and the notarised copy of the resolution passed by the board of directors or other authorities or other notarised copy of the authorisation issued by such legal person shareholder.

(g)	Shareholders attending the H Shareholders Class Meeting are responsible for their own transportation and accommodation expenses.

(h)	All votings at the H Shareholders Class Meeting will be conducted by a poll.

* For identification purpose only

- 19 -

About the Company
Our contact information of this release is:

*	Business address: No. 62 North Xizhimen Street, Haidian District, Beijing, People's Republic of China, 100082
*	Telephone number: (86-10) 8229 8103
*	Website: http://www.chalco.com.cn
*	Contact person: Xu Bo, Company Secretary